UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: October 30, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the presentation materials related to the Third Quarter 2012 Results and Strategy Update of UBS AG, which appear immediately following this page.

Third Quarter 2012 Results & Strategy Update

October 30, 2012

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS’s financial report for third quarter 2012 and UBS’s Annual Report on Form 20-F for the year ended 31 December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Important information related to numbers shown in this presentation

Use of adjusted numbers

Throughout this presentation, unless otherwise indicated, “adjusted” figures exclude each of the following items, to the extent applicable, on a Group and business division level:

Own credit loss on financial liabilities designated at fair value for the Group CHF 863 million in 3Q12 (CHF 239 million gain in 2Q12, CHF 1,765 million gain 3Q11)

Net restructuring provision release CHF 22 million for the Group in 3Q12 (net charge of CHF 9 million in 2Q12, net charge of CHF 387 million in 3Q11)

CHF 3,064 million charge related to impairment testing of goodwill and other assets in 3Q12 in the Investment Bank

Credit to personnel expenses related to changes to a US retiree medical and life insurance benefit plan (CHF 84 million for the Group in 2Q12)

Gain on the sale of strategic investment portfolio (SIPF) of CHF 433 million in Wealth Management and CHF 289 million in Retail & Corporate in 3Q11

Unauthorized trading incident loss of CHF 1,849 million in equities in the Investment Bank in 3Q11

Pro-forma Basel III RWAs, Basel III capital ratios and Basel III liquidity ratios

The calculation of our pro-forma Basel III risk-weighted assets combines existing Basel 2.5 risk-weighted assets, a revised treatment for low-rated securitization exposures which are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models still require regulatory approval and therefore our pro-forma calculations include estimates of the effect of these new capital charges which will be refined as models and the associated systems are enhanced. Our pro-forma Basel III liquidity ratios include estimates of the impact of the rules and interpretation and will be refined as regulatory interpretations evolve and as new models and the associated systems are enhanced.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 20 Currency translation rates” in UBS’s 3Q12 report for more information.

Agenda

Topic Speaker

Introduction C. Stewart

Overview of strategy update announced today S. Ermotti

3Q12 – Key messages S. Ermotti

3Q12 – Results T. Naratil

Strategy update S. Ermotti

Strategy update – financial implications T. Naratil

Q&A S. Ermotti / T. Naratil

Key messages

Our franchise is unrivaled with compelling industry growth prospects; we are prepared for the future and are committed to deliver highly attractive returns

We have built the foundation for our long-term success – industry leading capital ratios, strong funding and liquidity, lower costs and reduced RWAs

We are accelerating our transformation from a position of strength

Our Investment Bank will focus on its traditional strengths and will operate with Basel III RWAs of less than CHF 70 billion

Targeting a ~30% reduction in our funded balance sheet by 2015

Further extensive measures to improve our long-term efficiency, annual cost savings target increased by ~CHF 3.4 billion to ~CHF 5.4 billion in 2015

We are firmly committed to delivering attractive and sustainable capital returns to shareholders targeting:

Basel III fully applied CET1 ratio of 13% in 2014

Return on equity of at least 15% from 2015

A total payout ratio of more than 50% after we reach our capital targets

Refer to slide “Group targets” for more details about targets.

3

3Q12 results

3Q12—Key messages

CHF 1.4 billion adjusted pre-tax profit; net loss attributable to shareholders of CHF 2.2 billion; diluted earnings per share of CHF (0.58)

CHF 0.9 billion own credit loss

Industry leading capital position: Basel III fully applied CET1 ratio of 9.3% with Basel III RWAs of CHF 301 billion at 30.9.12, down by CHF 4 billion QoQ

We are accelerating our transformation from a position of strength

CHF 3.1 billion goodwill & other asset impairments as we accelerate the transformation of the IB

Best quarterly adjusted pre-tax profit in 2012 for Wealth Management, Wealth Management Americas and Retail & Corporate

Wealth Management adjusted pre-tax profit up 18% QoQ to CHF 596 million

Third consecutive record adjusted pre-tax profit for Wealth Management Americas at USD 231 million

Retail & Corporate adjusted pre-tax profits increased 4% QoQ to 409 million

Adjusted pre-tax profit of CHF 178 million in the Investment Bank

CHF 14 billion NNM inflows in our asset gathering businesses; very strong net new business volume growth including CHF 7 billion increase in client deposits in Retail & Corporate

Highest third quarter NNM in our wealth management businesses in 5 years

7.2% annualized net new business volume growth in Retail & Corporate

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

5

3Q12 results

(CHF million) WM WMA IB Global AM R&C CC Group

Income 1,789 1,559 2,273 468 946 244 7,280

Credit loss (expense) / recovery 0 2 3 0(13)(122)(129)

Own credit gain / (loss)(863)(863)

Total operating income 1,789 1,561 2,277 468 932(740) 6,287

Personnel expenses 799 1,093 1,251 236 342 67 3,789

of which restructuring charges / (provision releases)(2) 0(14) 0 0(2)(18)

Non-personnel expenses 390 248 3,896 108 181 190 5,013

of which restructuring charges / (provision releases)(2) 1(2) 0 0(1)(4)

of which effect related to impairment testing of goodwill

and other assets 3,064 3,064

Total operating expenses 1,189 1,342 5,147 344 523 258 8,803

Adjusted pre-tax profit / (loss)

(Excluding own credit, restructuring charges and effect related to 596 220 178 124 409(138) 1,389 impairment testing of goodwill and other assets)

% of Group adjusted pre-tax profit 43% 16% 13% 9% 29%(10%) 100%

Pre-tax profit / (loss) as reported 600 219(2,870) 124 409(998)(2,516)

Tax (expense) / benefit 345

Net profit attributable to non-controlling interests(1)

Net profit attributable to UBS shareholders(2,172)

Diluted EPS (CHF)(0.58)

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

6

3Q12 goodwill impairment testing results

Goodwill and other asset impairments resulted from analysis of newly approved Investment Bank business plan

Pre-impairment Impairment Post impairment

CHF million 30.9.12 balance sheet 3Q12 income statement 30.9.12 balance sheet

Goodwill 9,119 3,030 6,088

Intangible assets 559 15 544

Total goodwill and 9,678 3,045 6,632

intangible assets1

Property and equipment 5,928 19 5,909

Total 3,064

Our Basel 2.5 and Basel III CET1 ratios are not affected by the impairment of goodwill and intangible assets

1 Goodwill and intangible assets in the Investment Bank post impairment are zero and CHF 100 million, respectively

Basel 2.5—Capital ratios

Further increased industry-leading Basel 2.5 tier 1 capital ratio to 20.2%

Basel 2.5 risk-weighted assets decreased CHF 4 billion to CHF 210 billion

Basel 2.5 tier 1 capital increased by CHF 1.2 billion to CHF 42.4 billion

8

18.7% 19.2% 20.2%

15.9%

~12.7% 12.6% 13.2% 13.2% 16.7% 17.2% 18.1%

14.1%

11.0% 11.7% 11.7%

~9.1%

2 36.7 37.5 38.4 39.6 41.2 4.3 42.4 4.3

~34.3 35. 4.3 4.3 4.4 4.3

4.9 4.6

29.4 30.6 32.4 33.2 34.0 35.3 36.9 38.0

billion)

(CHF

31.12.10 31.3.11 30.6.11 30.9.11 31.12.11 31.3.12 30.6.12 30.9.12

Hybrid tier 1 capital Tier 1 ratio (%)

Core tier 1 capital Core tier 1 ratio (%)

Our wealth management businesses are unrivaled

We are well positioned for growth in the most attractive markets

Invested assets of CHF 1.6 trillion on 30.9.12 managed by over 11,100 advisors

720

WM Americas

783

816

Wealth Management

Adjusted pre-tax profit1

Net new money

(combined result)

(combined result)

Quarterly average

Quarterly average

717

816

12.3

million)

602

billion)

8.9

(CHF

(CHF

(4.6)

2010

2011

3Q12

2010

2011

3Q12

1 Excluding restructuring charges and provision releases, reduction in personnel expenses related to changes to UBS’s Swiss pension plan in 2012 (WM), gains from the 9 sale of the strategic investment portfolio in 2011 (WM) and a provision related to an arbitration matter in 2010 (WMA)

Wealth Management

Adjusted pre-tax profit up 18%; highest third quarter NNM in 5 years

Operating income and pre-tax profit

1,745 1,734 1,789

888

million) 540 502 503 600 596

(CHF

3Q11 2Q12 3Q12

Operating income (adjusted)

Pre-tax profit (as reported)

Pre-tax profit (adjusted)

Higher activity levels and increased invested assets led to 3% increase in operating income

Adjusted cost / income ratio at 67%, within target range

Operating expenses down 3% on lower provisions

3.9% net new money growth, within target range

Positive net new money in all regions

Strong contribution from APAC, EM and UHNW

• Continued strong growth in mortgages

Net new money and Lombard lending

10

11.1 9.5

7.7

billion) 5.6 6.7

3.8 3.1

(CHF 1.0 0.0

3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

Wealth Management—Operating income and gross margin

Gross margin[1] stable at 89 bps; modest increase in client activity levels largely offset by an increase in the invested asset base



Invested assets (CHF billion)
720
750
772
783
816
Operating income (CHF million)
1,745
1,673
1,769
1,734
1,789
186
229
812
497
194
243
843
495
3Q11
4Q11
1Q12
2Q12
3Q12
Gross margin (bps)
720
750
772
783
816
97
91
93
89
89
9.6
11.8
41.8
25.6
9.7
12.2
42.2
24.8
3Q11
4Q11
1Q12
2Q12
3Q12
Interest (excl. SIPF)
SIPF interest
Recurring fees
Transaction-based fees³
Trading³
Other income
Credit loss (expense) / recovery

- **Invested assets up 4% QoQ,** mainly due to positive market performance and strong net new money
- **Trading and transaction-based fee margin contribution up 0.5 bps** as revenues increased on slightly higher client activity especially towards the end of the quarter
- **Recurring fees gross margin contribution up by 0.4 bps** as recurring revenues increased on higher average invested assets
- **Net interest income broadly flat**

UBS

1 Operating income before credit loss (expense) or recovery (annualized) / average invested assets; gross margin excludes a realized gain due to a partial repayment of fund shares of CHF 2 million in 3Q12 and CHF 5 million in 4Q11, as well as a negative valuation adjustments on a property fund of CHF 27 million in 3Q11
2 Excludes gain of CHF 433 million on the sale of strategic investment portfolio (SIPF); including this gain gross margin was 120 bps
3 Net fee and commission and net trading income in 3Q11 adjusted for revenue shifts related to Investment Products & Services unit

11

Wealth Management Americas (USD)

Our YTD pre-tax profit already represents a record for full year profits

Operating income and pre-tax profit



(USD million)
1,552
170
183
1,587
211
208
1,631
230
231
3Q11
2Q12
3Q12
Operating income
Pre-tax profit (as reported)
Pre-tax profit (adjusted)

- **Record USD revenues for WMA;** increased 3% on stronger transaction-based revenues; gains on AFS sales stable
- **Adjusted cost / income ratio** at 86%, within target range
- **Financial advisor headcount broadly stable**; attrition rates remain low
  - Record revenue / FA and invested assets / FA
- **USD 4.8 billion net new money** with strong same store[1] NNM
  - Annualized NNM growth of 2.4%, within target range
  - USD 9.8 billion NNM including dividends and interest

Net new money



NNM excl. dividends & interest
NNM incl. dividends & interest
(USD billion)
0.3
4.7
3.5
9.3
3.9
8.5
3.0
7.9
5.0
9.7
2.1
8.6
4.6
9.3
3.8
9.0
4.8
9.8
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12

UBS

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

1 Financial advisors with UBS for more than 12 months

12

Investment Bank

Improved revenues and continued disciplined approach to RWA reduction

Operating income

CHF USD

31% 29%

2,277 2,387

2,131 403

383

1,773 1,736 263 1,853

215 397

372

1,107 1,107 1,161

925

1,099 1,164

630 783 759 820

(million) 247(million) 272

3Q11 2Q12 3Q12 3Q11 2Q12 3Q12

Equities FICC IBD Credit loss (expense) / recovery

Revenues increased in all business areas

Adjusted cost / income ratio fell to 92%

Basel III RWAs reduced by CHF 8 billion to CHF 162 billion

Average VaR at historical low; reduced to CHF 26 million

Adjusted pre-tax profit

178

million)(14)(178)

(CHF

3Q11 2Q12 3Q12

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

Investment Bank highlights1

IBD

263 403

397

221 257

206

144

222 183

240

129 175

(160)

(342)(213)

3Q11 2Q12 3Q12

EQUITIES

759 820

3

286

300

272

121 238

291

347 292

132

(10)(83)

(67)

2

3Q11 2Q12 3Q12

FICC

1,107 1,164 1,161

113

113

397 510

425

868 750 767

(117)(123)

(42)(230)

Significant market share improvement in Advisory and Debt Capital Markets

Advisory improved market share and rank; participated in 2 of the top 6 deals

ECM participated in 6 of top 8 ECM deals; 2Q12 included revenue from a number of private structured transactions

Fixed income capital markets increased market share; participated in 10 of the top 20 deals

Other increased mark-to-market losses on loan portfolio hedges and lower fees

Equities performed well

Cash strong performance on improved client trading against a global decline in turnover (lowest market turnover since 2005)

Derivatives improved on gains from tightening funding spreads, offsetting weaker revenues in EMEA; APAC and the Americas held up in challenging markets; 2Q12 impacted by changes in own credit methodology and corrections related to prior periods

Prime services steady performance as improved funding revenues offset lower revenues in securities lending

Solid result with improved revenues in Credit and Macro up 9% QoQ

Macro strong revenue growth in FX e-trading on increased customer volumes, more than offset by impact of subdued FX markets; improved results in long-end and non-linear interest rates??Credit strong improvement in flow trading across all regions; solid performance in structured credit??Emerging Markets improved performance in Latin America while EMEA continued to lag

3Q11 2Q12 3Q12

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

1 All figures are revenues in USD million and comparisons are quarter on quarter in USD terms; for operating income in CHF see Appendix14

2	Unauthorized trading incident loss of CHF 1,849 million in equities in the Investment Bank in 3Q11

Global Asset Management

Adjusted pre-tax profit up 17% QoQ as performance fees more than doubled

Operating income and pre-tax profit

446 468

399

million) 79 91 118 106 124 124

(CHF

3Q11 2Q12 3Q12

Operating income

Pre-tax profit (as reported)

Pre-tax profit (adjusted)

Operating income increased 5%

Performance fees more than doubled, driven by A&Q

Net management fees broadly stable

Operating expenses broadly flat

Gross margin of 32 bps, within target range

Strong investment performance for A&Q and most traditional strategies

NNM by channel — excluding money market

Quarterly average WM businesses

Third party

billion) 4.1 3.1 3.4 Total

2.1 2.3 1.2

(CHF 0.3 0.3

(0.8)(1.0)(0.7)

(2.0)(2.9) (2.6)(2.2)

FY10 FY11 1Q12 2Q12 3Q12

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

Retail & Corporate

Adjusted pre-tax profit up 4% QoQ with strong NNBV growth

Operating income and pre-tax profit

929 927 932

683

1

418 399 395 409 409

million)

(CHF

3Q11 2Q12 3Q12

Operating income (adjusted)

Pre-tax profit (as reported)

Pre-tax profit (adjusted)

Net new business volume growth rate

(annualized)

8.5%

6.4% 6.2% 7.2%

4.2% 3.3%

2.4%

(0.2%) (0.8%)

3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12

Operating income increased mostly on increased trading income

Modest reduction in interest income despite the historically low interest environment

Adjusted cost / income ratio 55%, within target range

Net new business volume growth above target range with sizable contribution from corporates

Net interest margin within target range

Net interest margin

1.83%	1.69% 1.67% 1.61%
1.75%	1.74% 1.75% 1.59% 1.59%

million) 592 617 590 575 595 567 539 547 545

(CHF

3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12

Net interest income Net interest margin (%)

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

Corporate Center

CHF 998 million pre-tax loss including own credit losses of CHF 863 million

Corporate Center – Core Functions



1,819
Operating income (excl. own credit)
Own credit gains / (losses)
Pre-tax profit
(CHF million)
(19)
(936)
3Q11
2Q12
3Q12

- **Corporate Center – Core Functions:**
  CHF 936 million pre-tax loss
  - Own credit losses of CHF 863 million
  - Adjusted operating income of CHF 12 million included a CHF 106 million hedge ineffectiveness gain partially offset by liquidity portfolio costs
  - Operating expenses decreased CHF 34 million mainly on personnel-related accrual releases

Legacy Portfolio



(CHF million)
(119)
(62)
(527)
SNB StabFund option[1] income
Legacy Portfolio excl. SNB StabFund Option income
Pre-tax profit
3Q11
2Q12
3Q12

- **Legacy Portfolio:**
  CHF 62 million pre-tax loss
  - CHF 263 million gain on the revaluation of our option to acquire the equity of the SNB StabFund[1]
  - Negative operating income from legacy positions of CHF 34 million
  - Net credit loss expenses of CHF 122 million, mainly due to student loan ARS sold or to be sold in 4Q12
  - Operating expenses rose on higher provisions and legal fees

1 Option fair value CHF 2,068 million (USD 2,199 million) on 30.9.12

UBS
17

Strong liquidity and stable funding profile

UBS's Basel III Liquidity Coverage Ratio and Net Stable Funding Ratio in excess of 100%[1]

➔ 25% of our funded balance sheet assets are in the form of available liquidity[2]

Funded balance sheet (30.9.12)



Assets
Liabilities & equity
Other
25%
Loans
Available contingent funding sources / cash reserves
CHF 91 billion surplus
Other
Customer deposits
Short-term debt issued ~5%
Due to banks3 ~4%
Long-term debt issued ~18%

Liquidity Coverage Ratio (LCR)

(CHF billion)		30.9.12
Cash outflows	under 30-day stress scenario[4]	282
Cash inflows		136
Net cash outflows		147
Liquidity asset buffer[5]		165
Regulatory LCR (= 165 / 147)		**113%**
Additional contingent funding sources[6]		69
Management LCR (= (165 + 69) / 147)		**160%**

Net Stable Funding Ratio (NSFR)

(CHF billion)	30.9.12
Available stable funding[7]	366
Required stable funding[8]	342
NSFR (= 366 / 342)	**107%**

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation
1 Pro-forma: Based on current regulatory guidance; 100% = future requirement under the Basel III Liquidity Framework
2 Dedicated liquidity reserves including excess cash at major central banks and unutilized collateralized borrowing capacity
3 Interbank liabilities only. Interbank liabilities net of interbank assets are ~0.1% of funded balance sheet as of 30.9.12
4 Out- and in-flows up to 30 days under severe general market and firm-specific stress
5 Assets eligible in Basel III LCR framework including dedicated group liquidity reserve, excess cash at major central banks, unencumbered collateral pledged to central banks
6 Additional contingent funding sources including dedicated local liquidity reserves and additional unutilized borrowing capacity
7 Consists mainly of client deposits from our wealth management businesses, long term debt issued and capital
8 Residential mortgages and other loans are the main consumers of stable funding

UBS
18

Basel III—Risk-weighted assets

Continued reduction in the Investment Bank and the Legacy Portfolio



(99)
(CHF billion)
~400
~21
~80
~220
~79
~380
~20
~62
~212
~86
~350
~21
~59
~191
~79
~305
~53
~170
~82
~301
~49
~162
~90
30.9.11
31.12.11
31.3.12
30.6.12
30.9.12
Wealth Management / Wealth Management Americas / Retail & Corporate / Global Asset Management / CC-Core Functions
Investment Bank
Legacy Portfolio
SNB StabFund¹

- **Sales and reduced exposures contributed ~85% of RWA reduction** in the Investment Bank and the Legacy Portfolio since 30.9.11

Quarter on quarter changes:

- **Legacy Portfolio:** ~CHF 4 billion decrease
  - ~CHF 2 billion on sales and reduced exposure
  - ~CHF 2 billion on model changes
- **Investment Bank:** ~CHF 8 billion decrease
  - ~CHF 2 billion on reduced exposure
  - ~CHF 6 billion on model changes
- **Other businesses:** ~CHF 8 billion increase, mainly on model changes
  - ~CHF 5 billion in Retail & Corporate
  - ~CHF 2 billion in Wealth Management

UBS

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

1 RWAs associated with UBS's option to purchase the SNB StabFund's equity. Treated as a participation with full deduction to CET1 capital from 2Q12

19

Industry-leading Basel III capital ratios

~9.3% CET1 ratio on a fully applied basis



Basel III
phase-in
+480 bps
~10.0%
~10.7%
~0.5%
~11.8%
~0.6%
~13.1%
~1.2%
~13.6%
30.9.11
31.12.11
31.3.12
30.6.12
30.9.12
Basel III
2019 rules fully applied
+440 bps
~6.2%
~6.7%
~0.5%
~7.5%
~0.6%
~8.8%
~1.3%
~9.3%
30.9.11
31.12.11
31.3.12
30.6.12
30.9.12
Loss-absorbing capital
Common equity

We expect a limited incremental impact from IAS 19R (~40 bps decrease to fully applied CET1 ratio)

UBS

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

20

Strategy update

Key messages

Our franchise is unrivaled with compelling industry growth prospects; we are prepared for the future and are committed to deliver highly attractive returns

We have built the foundation for our long-term success – industry leading capital ratios, strong funding and liquidity, lower costs and reduced RWAs

We are accelerating our transformation from a position of strength

Our Investment Bank will focus on its traditional strengths and will operate with Basel III RWAs of less than CHF 70 billion

Targeting a ~30% reduction in our funded balance sheet by 2015

Further extensive measures to improve our long-term efficiency, annual cost savings target increased by ~CHF 3.4 billion to ~CHF 5.4 billion in 2015

We are firmly committed to delivering attractive and sustainable capital returns to shareholders targeting:

Basel III fully applied CET1 ratio of 13% in 2014

Return on equity of at least 15% from 2015

A total payout ratio of more than 50% after we reach our capital targets

Refer to slide “Group targets” for more details about targets

UBS—The bank of the future

An unrivaled franchise with compelling growth prospects

WM businesses Retail & Corporate Investment Bank Global AM

World’s leading HNW and Leading Leading Equities franchise, Well-diversified across

UHNW wealth manager; universal bank Top FX house, strong investment capabilities,

unrivaled scope and scale in Switzerland advisory and solutions regions and distribution capabilities channels

Wealth generation New client assets growth faster Attractive opportunities in Savings / pensions growth growth rates 2x GDP than Swiss GDP capital-light businesses faster than GDP

Prepared for the future

Clear Solid financial Long term efficiency Track record

strategy foundation measures of execution

Committed to deliver highly attractive returns

Return on equity of at least 15% from 2015 Attractive capital return policy

Refer to slide “Group targets” for more details about targets

Successful execution of our key strategic priorities over the last 12 months

Reduce RWAs



Basel III RWAs
(CHF billion)
~400
(25%)
~301
30.9.11
30.9.12

- Focused and disciplined execution of Basel III RWA reduction
- 2012 RWA targets achieved ahead of schedule

Build capital strength



Basel III CET1 fully applied ratio
+310bps
~6.2%
~9.3%
30.9.11
30.9.12

- Consistent execution against our non-dilutive capital objectives
- Basel III fully applied CET1 ratio 9.3% up 310 bps since 30.9.11; phase-in Basel III CET1 ratio 13.6%

Reduce costs



Adjusted operating expenses
(CHF billion)
23.3
(1.4)
21.9
1H11 annualized[1]
9M12 annualized adjusted for FX

- Execution of CHF 2 billion cost elimination program on track
- Adjusted annualized cost reduction of CHF 1.4 billion compared to 1H11 excluding adverse currency movements of ~CHF 0.6 billion

UBS

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation
1 1H11 costs run rate represents the starting point for CHF 2 billion cost elimination program announced in 3Q11

24

Our journey—The transformation of UBS

We are taking action from a position of strength…

Implement Unlock

Accelerate

and execute full potential

[Graphic Appears Here]

Build capital strength

Reduce costs

Reduce operational risk

2012

• Transform the

Investment Bank • Operational efficiency

• Reduce balance sheet • Profitable growth

• Implement long-term • Attractive returns on

efficiency and productivity capital

measures

2013/2014 2015 and beyond

…to maximize value for our clients, employees and shareholders

Accelerating the transformation of the Investment Bank

Considerations Benefits

Capitalizing

• Needs of wealth on our • Ability to concentrate

management and resources to maintain and

traditional

core external clients grow core businesses

strengths…

• Expected returns • Invest in quality content,

• Competitive position industry-leading talent and

best-in-class execution

• Revenue / earnings • Substantial cost reduction

volatility potential

• Operational complexity …while exiting • Significant capital returns

• Interdependencies balance sheet and over time

• Expected market capital intensive • Reduced size and

developments businesses complexity

• Regulatory developments • Reduced operational risk

Investment Bank

Our Investment Bank is a source of competitive advantage for UBS

Capitalizing on our traditional strengths

Strong advisory Leading Top FX

and solutions capabilities Equities franchise and Precious metals house

• Global footprint with presence in • Consistently highly ranked in • Highly ranked across FX products all major financial markets Global Equities • #1 Dealer – Gold Spot and

• Consistently leading in APAC • Top-ranked research Options, Silver Spot and Forwards

Our clients will continue to benefit from best-in-class expertise, solutions-led advisory, intellectual capital and global execution capabilities

Ideal partnership with other business divisions—the skills and strengths of these businesses enable us to meet the needs of our clients in wealth management businesses, Retail & Corporate and Global AM

Highly capital-efficient businesses, with attractive returns for our shareholders

A unique and attractive proposition to our employees:

A rewarding, intellectually rich environment and a career with a best-in-class global bank

The ability to build deep relationships and facilitate the best outcomes for clients

To be part of an expert advisory and solutions team with a unique position in the market

Clear accountability for results

Creating a profitable and competitive Investment Bank

	Corporate Client Solutions	Investor Client Services
Our businesses	**Advisory and solutions, origination and structuring, IBD, Leveraged Finance, Special Solutions Group**	**Distribution, sales and trading** **Equities, FX, Precious Metals, Flow rates**
Our clients	**Corporate, FIG, sponsor clients**	**WM and Prime brokerage clients, market counterparties**
Our relationships	• Professionals with extensive experience in advisory/capital markets providing unbiased advice • Patient cultivation of long-term advisory relationships and high quality client coverage • Thought leadership with deep insights into markets and governments	
Our platform	• High speed trade execution and robust clearing platform • Provider of liquidity and financing • Leading low latency execution platforms for equities and FX • Leading portfolio management and risk assessment tools	
Our culture	• Client-centric and solutions oriented • Talent rich, team-based, diverse people • Clear accountability for results	
Financials	**Expected: ~1/3 of total revenues** **~15% of Basel III RWAs**	**Expected: ~2/3 of total revenues** **~85% of Basel III RWAs**
	Targeting a pre-tax return on attributed equity of more than 15%, cost / income ratio of 65-85% and overall Basel III RWAs of less than CHF 70 billion	

UBS

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

28

Businesses and positions to be exited and transferred to Corporate Center

Our strong capital position allows us to effectively balance speed of execution and exit costs

- Exiting some businesses that are not expected to deliver adequate risk-adjusted returns given the regulatory and economic outlook
- Substantial cost savings potential by elimination of front-to-back costs
- Significant reduction in operational risk and complexity
- Rigorous control and governance procedures in line with existing Legacy Portfolio
- We have appointed an experienced team dedicated to manage the portfolio
- We will exit these businesses over an extended period to minimize impact on results

Positions to be exited:

- Total Basel III RWA ~CHF 90 billion
  - ~CHF 80 billion FICC / FICC-related
  - ~CHF 10 billion operational risk
- Total funded assets ~CHF 260 billion

Significant reduction in FICC / FICC-related businesses:

- RWA from ~CHF 110 to ~CHF 30 billion
- Funded assets from ~CHF 330 billion to ~CHF 70 billion

FICC / FICC-related Basel III RWAs

~CHF 110 billion on 30.9.12


~30
~80
RWA reductions from positions to be exited
Target RWA for businesses we are maintaining

We will manage businesses and positions to be exited in the most value accretive way

UBS
Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation
29

Investing in businesses with more attractive returns

Our operational efficiency plans will free up more resources to support growth in areas with the most attractive returns

- **Total gross cost reductions of CHF 5.4 billion p.a. by 2015**
- CHF 3.3 billion of restructuring charges for incremental savings
- Group headcount to be ~54,000 in the future

- **Investments of CHF 1.5 billion over the next 3 years** to support organic growth across all business divisions and strategic growth initiatives



Adjusted operating expenses
Total cost reductions CHF 5.4 billion
Investment for growth
(CHF billion)
~23.3
~(1.4)
~0.6
Currency moves
~22.5
~(4.0)
~1.5
~20.0
1H11 annualized¹
9M12 annualized
2015

UBS

1 1H11 costs run rate represents the starting point for CHF 2 billion cost elimination program announced in 3Q11

30

Group targets1

Balance sheet

excl. PRVs

(CHF trillion)

0.9

(0.3)

0.6

30.9.12

31.12.15

Basel III RWAs

fully applied

(CHF billion)

~301

<250

<200

30.9.12

31.12.13

31.12.17

Basel III CET1 ratio

fully applied

(%)

11.5%

13.0%

9.3%

30.9.12

2013

2014

Cost / income ratio

(%)

79%

60-70%

9M12

from

annualized

2015

Return on equity2

(%)

>15%

~8%

9M12

from

annualized

2015

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

1 Excluding own credit and significant non-recurring items (e.g., restructuring costs) unless otherwise stated; targets assume constant FX rates

2 RoE as reported is expected to average in the mid-single digits in 2013-2014

Reducing capital needs, while strengthening the business mix

We will improve the quality and consistency of our earnings

Attributed equity to business divisions[1]

Expected pre-tax profit contribution[1]



~65%
~35%
~35%
~65%
3Q12 pro forma[2]
2013
WM businesses, R&C, Global AM
Investment Bank
~20%
~80%

Adjusted pre-tax profit WM businesses, R&C, Global AM



(CHF billion)
1.3
1.3
1.2
1.1
1.3
1.2
1.3
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
Annual average CHF 5.0 billion

UBS

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

1 Excluding Corporate Center

2 Pro-forma for shift of attributed equity related to Paine Webber goodwill and intangible assets to the Corporate Center

32

We are firmly committed to return capital to shareholders

Our business mix supports an attractive capital returns program

Progressive capital returns as we work towards our capital targets; thereafter attractive capital returns

Future dividend policy – illustrative example (% of profits)

Baseline dividend: sustainable payment that is affordable with respect to UBS’s long-term profitability

Supplementary returns: special capital return (e.g., dividends above the baseline, buybacks)

Reinvestments: in existing businesses or strategic investments from time to time, but only when clearly accretive

Management countercyclical consideration of other factors, i.e., economic environment, outlook capital buffer:

We are targeting a total payout ratio of more than 50% which combines a baseline dividend and flexible supplementary returns

Our vision for the UBS of the future

An unrivaled Leading positions in all business divisions

franchise

Positioned for

growth Compelling industry growth prospects

Prepared for the Clear strategy, solid financial foundation, long-term efficiency measures future and track record of execution

Attractive returns

Targeted return on equity of at least 15% from 2015 Attractive capital return policy

A unique and valuable proposition to our clients, our employees and our shareholders

Strategy – Capital and Funding

Financial strength is the foundation of our success

Our business model will be less capital intensive in the future

Basel III CET 1 ratio targets of 11.5% in 2013 and 13% in 2014 on a fully applied basis

Group Basel III RWA target of <CHF 250 billion by 2013, <CHF 225 billion by 2015 and <CHF 200 billion by 2017

Our total capital requirements are expected to fall to 17.5% reflecting the planned decrease in RWAs and balance sheet1

Our strong liquidity and funding will be further enhanced

We will reduce our funded balance sheet by ~30%, a reduction of ~CHF 300 billion

Our leverage ratios will substantially improve as we reduce our balance sheet

The proportion of deposits as a funding source will increase

Lower funding requirements will allow us to buy back debt

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

1 Total capital requirement of 17.5% does not take into account potential rebate subject to measures taken to improve resolvability 36

Basel III—Capital ratios

Targeting a 13% fully-applied CET1 ratio in 2014

Basel III Basel III

~ phase-in 2019 rules fully applied

~13.1% ~13.6% 13.0%

~11.8% 11.5%

~10.0% ~10.7%

~8.8% ~9.3%

~7.5%

~6.2% ~6.7%

~6.2%

30.9.11 31.12.11 31.3.12 30.6.12 30.9.12 30.9.11 31.12.11 31.3.12 30.6.12 30.9.12 2013 2014

target target

Loss-absorbing capital

Common equity

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

Our funded balance sheet[1] will be reduced by a further ~30%


Funded assets
30.9.12
CHF 0.9 trillion
Other assets including net replacement values
Cash, balances with central banks and due from banks
Financial investments AFS
Cash collateral on securities borrowed & reverse repo agreements
Trading portfolio assets
Loans 30%
(~30%)
2015 target ~CHF 0.6 trillion
Loans ~40%
Funding liabilities
30.9.12
CHF 0.9 trillion
Due to banks
Short-term debt issued
Cash collateral on securities lent and repo agreements
Trading portfolio liabilities
Long-term debt issued
Other liabilities
Customer deposits 40%
Equity
(~30%)
2015 target ~CHF 0.6 trillion
Customer deposits > 50%
Equity
UBS's wholesale funding needs will be significantly reduced
Customer deposits will provide an even greater proportion of funding

Lower funding requirements will allow us to buy back debt

UBS

1 Funded balance sheet defined as total assets minus replacement values

38

Leverage ratios

Our leverage ratios will improve substantially as we reduce our balance sheet

Simple leverage ratio1

FINMA leverage ratio2

2.2	FINMA Basel III leverage ratio3

Funded balance sheet4

2.1	6.1%

5.7%

1.8

5.1%	5.7%
5.4%	expected direction
4.5%	based on our plans

4.4%

1.2	3.9% 3.4%

2.8%

0.9	0.9 0.9 0.9

2.5%

2.0%

2.5%	0.6

trillion)

(CHF

4Q06 4Q07 4Q08 4Q09 4Q10 4Q11 3Q12 2015

target

1	IFRS equity attributable to UBS shareholders / (total IFRS assets—positive replacement values)

2 FINMA tier 1 capital / total adjusted assets; refer to page 63 of UBS’s 3Q12 report for more information on UBS’s FINMA leverage ratio 39

3 (Basel III phase-in CET1 capital + loss absorbing capital) / (total IFRS assets + adjustments); refer to slide 52 for more information about UBS’s FINMA Basel III leverage ratio

4	Total IFRS assets—positive replacement values

FINMA Basel III total capital requirements for large Swiss banks[1]

UBS's total capital requirement will be a function of total exposure, market share in Switzerland and a possible capital rebate



Capital requirements for large Swiss banks
19%
Low-trigger loss-absorbing capital
~6.0%
High-trigger loss-absorbing capital
3%
Common equity capital
10%
UBS target capital structure based on our plans
17.5%
Low-trigger loss-absorbing capital
~4.5%
Common equity capital
13%

A. Total exposure: assuming ~1.5% add-on

- Based on size of balance sheet + adjustments[2]

B. Market share in Switzerland: assuming ~3% add-on

- Based on higher of (i) market share of domestic lending and (ii) market share of domestic deposit-taking
- 3% base case assumes 20% market share

C. Capital rebate: assuming no rebate

- Capital rebate is possible subject to measures taken to improve resolvability

Our total capital requirements are expected to fall to 17.5% reflecting the planned decrease in RWAs and balance sheet

UBS

1 Based on Swiss capital adequacy ordinance
2 Balance sheet exposures net of specific provisions, derivative exposure netting and repurchase agreements; adjustments for OTC derivatives, off-balance sheet commitments and contingent liabilities

40

Basel III—Risk-weighted assets

We aim to reduce Group RWAs to below CHF 200 billion by 2017



(CHF billion)
(25%)
(50%)
~400
~21
~80
~220
~79
30.9.11
~380
~20
~62
~212
~86
31.12.11
~350
~21
~59
~191
~79
31.3.12
~305
~53
~170
~82
30.6.12
~301
~49
~162
~90
30.9.12
Estimated pro-forma
~270
~40
~135
~95
Previous 31.12.13 target
<250
~85
<70
~95
31.12.13 target²
<225
~55
<70
~100
31.12.15 target²
<200
~25
<70
~105
31.12.17 target²
Investment Bank
WM / WMA / R&C / Global AM / Corporate Center – Core Functions
SNB StabFund¹
Legacy Portfolio including businesses and positions to be exited

UBS

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation
1 RWAs associated with UBS's option to purchase the SNB StabFund's equity. Treated as a participation with full deduction to CET1 capital from 2Q12
2 Targets assume constant FX rates

41

Basel III—Investment Bank & Legacy RWAs

Investment Bank and Legacy RWAs to be reduced ~CHF 120 billion by 2017

Basel III RWAs (CHF billion)


Legacy Portfolio including businesses and positions to be exited
Investment Bank
~49
~162
Transfer to CC
~49
~90
<70
~85
<70
~55
<70
~25
<70
Of which ~CHF 15-18 billion operational risk
30.9.12 as reported
30.9.12 estimated pro-forma
31.12.13 target1
31.12.15 target1
31.12.17 target1

Businesses and positions to be exited will be managed within a robust governance and control framework similar to that supporting the successful execution of RWA reduction in the Legacy Portfolio so far

UBS

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation
1 Targets assume constant FX rates

42

Legacy Portfolio(30.9.12)

Total Basel III RWAs ~CHF 49 billion

Basel III B/S excl. PRVs

(CHF billion) RWAs PRVs1 Comments on Basel III RWAs:

CDOs 9.2 3.1 2.6 Reduced > 60% YoY

Auction rate securities 8.42 8.7 – Reduced > 50% YoY

Muni swaps & options 8.1 – 5.4 Including CHF 3.6 billion CVAs3

Monolines 7.6 – 1.0 Including CHF 5.8 billion CVAs

Reference-linked notes 5.1 2.9 – Reduced > 50% YoY

Real estate assets 3.1 0.4 2.3 Reduced > 50% YoY

Blackrock loan 0.9 3.7 – Loan balance USD 3.8 billion4 (down 22% YoY), LTV <80%

Other 3.3 4.1 6.7 No single position > CHF 1 billion

Operational risk 3.3 – – Operational risk RWAs allocated to the Legacy Portfolio

Total5 49.0 22.9 18.0

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

1 Positive replacement values

2 Of which CHF 7.4 billion attributable to student loan ARS (30.9.12 carrying value CHF 5.1 billion). We expect a reduction of approximately CHF 5 billion of Basel III

RWAs in 4Q12 related to sales and expected sales of certain student loan ARS

3 Credit valuation adjustments 43

4 Including amounts held in escrow

5 Excluding option to acquire the equity of the SNB StabFund (CHF 2.1 billion directly deducted from equity on 30.9.12)

Businesses and positions to be exited (30.9.12)

Total Basel III RWAs ~CHF 90 billion

(CHF billion)	Basel III RWAs	B/S excl. PRVs	B/S incl. PRVs
Businesses within Credit	~30	~20	
Businesses within Rates	~40	~120	
Other	~10	~120	
Subtotal	~80	~260	
Operational risk	~10	–	
Total	~90	~260	~560

Level 3 assets are less than 3% of total assets

Basel III RWAs
(excluding operational risk)

Cash positions – expected exit schedule



(CHF billion)
~38
~28
~20
~15
0
0
Sep 12
Dec 13
Dec 14
Dec 15
Dec 16
Dec 17

OTC positions – natural decay



(CHF billion)
~44
~37
~32
~27
~22
~17
Sep 12
Dec 13
Dec 14
Dec 15
Dec 16
Dec 17

We will manage businesses and positions to be exited in the most value accretive way

UBS

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

44

UBS's equity allocation framework

Attributed equity – business divisions

Tangible equity

- 50% RWAs -> Capitalize with 10% Basel III CET1 ratio
- 25% assets -> Capitalize with 3.5% Basel III leverage ratio
- 25% RBC[1] -> Internal measure of economic risk

\+

Goodwill and intangible assets

\+

Management adjustments

➔ Resources not under the direct control of the business divisions and allocated to the Corporate Center ("central items") include:
- Equity in excess of 10% of Basel III CET1 capital with regard to RWA driver
- Deferred tax assets
- Prepaid pension expenses

➔ Effective 1.1.13, attributed equity related to CHF 3.9 billion of goodwill and intangible assets associated with the PaineWebber acquisition will be held in the Corporate Center



Average attributed equity
(CHF billion)
47.6
~42.5
5.3
8.4
21.9
1.9
4.3
2.7
3.1
~8.5
~13.5
~7.0
~2.0
~4.5
~3.0
~4.0
3Q12 pro-forma2
2015 projected
Corporate Center – Legacy Portfolio
Corporate Center – Core Functions
Investment Bank
Global Asset Management
Retail & Corporate
Wealth Management Americas
Wealth Management

1 Risk-based capital
2 Pro-forma for shift of attributed equity related to Paine Webber goodwill and intangible assets to the Corporate Center

UBS 45

Implementing long-term efficiency measures and reducing costs

4Q12 2013 2014 2015

Initiatives Expected gross savings development

IB efficiency

Org. effectiveness

Hubbing

Lean front-back

Independent buying entity

2Q11 program

3Q12 program

program ~CHF 5.4 billion

Cost savings 2Q11 ~CHF 3.2 billion ~CHF 4.0 billion

per annum ~CHF 1.4 billion1 ~1.2 ~2.0 ~3.4

~2.0 ~2.0 ~2.0

Expected

restructuring costs ~CHF 0.5 billion ~CHF 1.1 billion ~CHF 0.9 billion ~CHF 0.8 billion

CHF 3.3 billion

1 Based on 9M12 annualized we have materialized ~CHF 1.4 billion out of ~CHF 2.0 billion cost reduction program

Business division targets1

Ranges of sustainable performance in our businesses

Wealth Wealth Management Retail &

Management Americas Corporate

NNM growth rate 3-5% NNM growth rate 2-4% NNBV growth2 1-4%

Gross margin 95-105 bps Gross margin 75-85 bps Net interest margin 140-180 bps

Cost / income ratio 60-70% Cost / income ratio 80-90% Cost / income ratio 50-60%

Global Asset Investment Bank Legacy Portfolio

Management effective from 1.1.2013 including businesses and positions to be exited—Basel III RWA

NNM growth rate 3-5% Pre-tax RoAE2 >15% 31.12.13 ~CHF 85 billion

Gross margin 32-38 bps Basel III RWAs < CHF 70 billion 31.12.15 ~CHF 55 billion

Cost / income ratio 60-70% Cost / income ratio 65-85% 31.12.17 ~CHF 25 billion

Group RoE expected to average in the mid-single digits in 2013-20143, with a target of at least 15% from 20151

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

1 Excluding own credit and significant non-recurring items (e.g., restructuring costs) unless otherwise stated; target assumes constant FX rates

2 NNBV = net new business volume; RoAE=return on attributed equity 47

3 As reported

UBS—A unique and attractive investment proposition

Unrivaled franchise with clear strategic direction and strong track record on execution

UBS’s franchise is unrivaled

Compelling industry growth prospects

Prepared for the future and committed to deliver highly attractive returns

Clear strategy and well diversified business profile – both by business and geography

Decisive action to further transform the Investment Bank and improve long-term efficiency

Proven track record of focused and disciplined execution of strategic priorities

Firmly committed to return capital to shareholders

Our business mix supports attractive capital return program after we reach our capital targets

Solid financial foundation which will be strengthened further as UBS accelerates its transformation

Industry-leading capital ratios and consistent non-dilutive capital objectives

Basel III fully applied CET1 ratio of 9.3%, up 310 bps YoY

13% fully applied CET1 ratio target, highest in the industry

Substantial excess liquidity

Large multi-currency portfolio of unencumbered high-quality assets

Basel III Liquidity Coverage Ratio of 113%

Solid funding structure

Broadly diversified funding portfolio by product, currency and geography

Significant deposit / loan overhang at 133%

Significant customer deposit base represents a cost-efficient and reliable funding source

Basel III Net Stable Funding Ratio of 107%

Appendix

Basel III fully applied CET1 ratio

Fully applied CET1 Basel III ratio increased to ~9.3%

CET1 capital + loss-absorbing capital ratio

CET1 ratio

~10.6%

13% ~9.4%

~8.0% ~1.3% 13.0%

~0.6% 11.5%

~6.7% ~0.5% ~9.3% Target

~6.2% ~8.8% common

~6.7% ~7.5% equity

~6.2% capital

~6.2% ~6.7% ~7.5% ~8.8% ~9.3% 11.5% 13.0%

30.9.11 31.12.11 31.3.12 30.6.12 30.9.12 2013 2014

(CHF billion) +1.3 target target

CET1

capital 24.6 25.3 26.1 26.7 28.0 Common equity

Loss-absorbing capital

Pro-forma ~400 ~380 ~350 ~305 ~301

RWAs

(~4)

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

Basel III phase-in CET1 ratio

Phase-in CET1 Basel III ratio increased to ~13.6%


= CET1 capital + loss-absorbing capital ratio
= CET1 ratio
~10.0%
~10.7%
~12.3%
~13.7%
~14.8%
~0.5%
~0.6%
~1.2%
1 ~1.1%
2 ~2.8%
~6.1%
~10.0%
~1.1%
~3.0%
~6.6%
~10.7%
~1.2%
~3.2%
~7.4%
~11.8%
~1.4%
~3.0%
~8.6%
~13.1%
~1.4%
~3.0%
~9.2%
~13.6%
30.9.11
31.12.11
31.3.12
30.6.12
30.9.12
Common equity
Loss-absorbing capital
1 Goodwill / intangible assets covered by hybrids
2 Capital deduction items

(CHF billion)

	30.9.11	31.12.11	31.3.12	30.6.12	30.9.12
CET1 capital	40.4	41.0	41.8	40.4	**41.5**
Pro-forma RWAs	~403	~383	~354	~309	**~305**

CET1 capital 30.6.12 → 30.9.12: +0.9
Pro-forma RWAs 30.6.12 → 30.9.12: (~4)

UBS Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

51

FINMA Basel III leverage ratio

UBS’s current FINMA Basel III leverage ratio is above minimum requirements

UBS’s FINMA Basel III leverage ratio of 3.4% on 30.9.12

Total capital

(Phase-in CET1 + loss absorbing capital) CHF 45.3 billion

= = 3.4%

Total exposure1 CHF 1,335 billion

(Total IFRS assets + adjustments)

The minimum leverage ratio is defined as the total capital requirements x 24%

Total capital requirement 16.0% 16.5% 17.0% 17.5% 18.0% 18.5% 19.0%

x 24%

Minimum leverage ratio 3.84% 3.96% 4.08% 4.20% 4.32% 4.44% 4.56%

FINMA Basel III minimum leverage ratio – illustrative examples

Based on 17.5% total capital requirement

Based on 19.0% total capital requirement 4.3% 4.2% 4.6%

3.7% 3.7% 4.0% 4.0%

3.0% 3.2% 3.4%

2.5% 2.7%

2.0% 2.0%

2013 2014 2015 2016 2017 2018 2019

1 3-month average. Total IFRS assets exclude derivatives, securities financing transactions and repurchase agreements covered by eligible netting agreements under the Basel II framework. Adjustments represent adjustments for OTC derivatives, off-balance sheet commitments and contingent liabilities. As agreed with FINMA, 52 the FINMA Basel III leverage ratio denominator temporarily excludes forward starting repos, securities lending indemnifications and current exposure method (CEM)

add-ons for ETDs (proprietary and agency transactions) until the Basel III definition will have been finalized

Deferred tax assets on net operating losses

The potential to recognize additional deferred tax assets remains significant as of 30.9.12



Unrecognized potential DTAs on NOLs[1,2]
Recognized DTAs on NOLs[1]
(CHF billion)
18.8
1.7
2.4
3.6
2.6
0.8
0.1
24.6
5.3
US
Switzerland
UK
RoW
Total

- Unrecognized potential DTAs on NOLs[1,2] of CHF 24.6 billion on 30.9.12
  - Tax losses have a remaining average life of approximately 16 years in the US; indefinite life in the UK
  - Profitability assumptions over a 5-year time horizon form the basis of the recognition of DTAs
- DTAs have been remeasured in 3Q12 to reflect updated profitability assumptions, taking into account changes in the Investment Bank

UBS

1 Net operating losses. In addition, there are recognized deferred tax assets of CHF 2.1 billion for deductible temporary differences
2 Equals the potential tax savings associated with unrecognized tax loss carry forwards

53

IFRS equity attributable to UBS shareholders1

1

(2,267)

196

65 348

(2,172)(24)

(233)

54,716(448)

CHF 30.6.12 30.9.12 Change

Book value per share 14.60 14.00(4%) 52,449

million) Tangible book value per share 12.00 12.23 2%

(CHF

30.6.12 Net profit Foreign Financial Cash flow Treasury Tax Employee share 30.9.12 currency investments hedges shares recognized and share

translation available-for-(OCI)2 in share option plans

(OCI)2 sale premium(share premium)

(OCI)2

1 Tangible book value increased by CHF 855 million from CHF 44,962 million on 30.6.12 to CHF 45,817 on 30.9.12; 30.9.12 IFRS deferred tax assets on net operating losses

CHF 5,348 million and deferred pension expenses of CHF 3,778 million; 4Q12 will include the effect of early adoption of IAS19R, which was estimated to be CHF 4.6 billion at 30.9.12 54

2 Net of tax. Total income tax expense recognized in OCI was CHF 168 million in 3Q12

Basel III—Investment Bank & Legacy RWAs reduction since 30.9.11

~85% of RWAs reduction since 30.9.11 through sales and exposure reductions

Investment Bank


(47)
(CHF billion)
~220
(11)
~209
(24)
(17)
(8)
(2)
4
~162
30.9.11
Allocation of CVA VaR (2Q12)
30.9.11 adjusted
Market risk
OTC derivative, CVA and hedging
Loans, commitments and other banking book exposures
Other[1]
FX and ratings migration
30.9.12

Legacy Portfolio


(42)
(CHF billion)
~80
11
~91
(12)
(15)
(5)
(11)
1
~49
30.9.11
Allocation of CVA VaR (2Q12)
30.9.11 adjusted
Student loan ARS
Sales / liquid. of assets related to MBIA
Sales and optimization of other exposures
Other[1]
FX and ratings migration
30.9.12

UBS

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

1 Other includes operational risk, reporting improvements, reversal of certain Basel III uplift-component for securitization which only becomes effective from 31.12.13, other model and methodology changes and rounding

55

Basel III—Common equity tier 1 capital

Phase-in Basel III CET1 capital – QoQ change

0.9 3.0

(2.2)(0.6)

billion) 40.4 41.5

(CHF

30.6.12 Net profit attributable Own credit1 Goodwill impairment Other 30.9.12 to shareholders

Fully applied Basel III CET1 capital – QoQ change

3.0

0.9

(0.4)

billion)(2.2)

26.7 28.0

(CHF

30.6.12 Net profit attributable Own credit1 Goodwill impairment Other 30.9.12 to shareholders

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation 56

1 Basel 2.5 own credit adjustments relate to own credit on financial liabilities designated at fair value, whereas Basel III also includes own credit on derivatives (DVAs)

Wealth Management—3Q12 by business area[1]

Net new money growth in all regions; strong contributions from APAC, EM and UHNW



Europe
Asia Pacific
Switzerland
Emerging Markets
o/w UHNW
o/w GFO²
Invested assets
CHF 816 billion
(CHF billion)
347
190
146
125
352
41
Annualized NNM growth rate³
3.9%
1%
8%
3%
8%
6%
(8%)
Gross margin
89bps
(bps)
88
81
102
91
54
34⁴
Client advisors
4,111
(FTEs)
1,630
961
790
658
810⁵
N/M

1 Based on the Wealth Management business area structure, and excluding minor functions with 72 client advisors, and CHF 8 billion of invested assets, and CHF 0.2 billion of NNM outflows which are mainly attributable to the employee share and option plan service provided to corporate clients and their employees
2 Global Family Office: Joint venture between WM and the IB. Since June 2012, GFO is reported as a sub-segment of UHNW and is included in the UHNW figures
3 Computed from 30.6.12 figures, which are restated as if the Global Family Office were a sub-segment of UHNW
4 Gross margin includes income booked in the IB. Gross margin only based on income booked in WM is 18 basis points
5 Dedicated UHNW units: 591 client advisors. Non-dedicated UHNW units: 219 client advisors

UBS

57

Wealth Management Americas—Operating income (USD)

YoY +5%

QoQ +3%

1,552 1,568 1,587 1,631

1,449 1,506 1,504

1,321 1,417 119 129 135 136 124 122

130 127

144 380 354 332 391 352 394

384 400

321

779 788 798 2 762 841 835

667 710 728

million)

(USD 169 184 178 197 237 1 218 218 206 195

3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12

Interest Recurring fees Transaction-based fees

Trading Other income Credit loss (expense) / recovery

1 As reported; includes a USD 22 million (CHF 20 million) upward adjustment from OCI relating to mortgage-backed securities in our AFS portfolio 58

2 4Q11 includes USD 48 million related to a change to an accrual-based accounting estimate for certain mutual fund fees

Wealth Management Americas—Lending balances (USD)

2371

215 218 218

Net interest income 206

(USD million) 197 195

184 178

169 28.0

27.1

24.7 25.5 25.7 2.8 3.2

23.5 1.7 2.0 2.3

20.3 21.4 1.4 3.8 3.7

19.4 1.1 3.7 4.3 4.3 3.9 0.9 1.0

0.6 2. 0. 7 8 3.0 0.9 0.9 1.0 0.9

2.8 0.9 0.8 0.9

15.2 16.0 16.4 17.5 17.8 18.2 18.5 19.6 20.1

billion)

(USD

3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12

QoQ +3%

YoY +13%

Credit lines (HNW / UHNW clients) Credit lines (other) Mortgages Margin loans

1 As reported; includes an upward adjustment reclassifying USD 22 million (CHF 20 million) from other comprehensive income relating to mortgage-backed securities in 59 our AFS portfolio. The adjustment resulted from properly reflecting estimated future cash flows under the effective interest method, which gave rise to an increase in interest income and a decrease in unrealized gains in other comprehensive income

Wealth Management Americas—Financial advisor productivity (USD)

Revenue per FA, annualized Invested assets per FA

927 118

882 902 869 897 905 112 113 115 114

835 851 109 108

104 104

780

thousand) million)

(USD(USD

3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12

Invested assets

Wealth Management Wealth Management Americas

8 26 5 29

(0)(7)

783 4% 816 757 3% 783

billion) billion)

(CHF(CHF

30.6.12 NNM Market FX / Other 30.9.12 30.6.12 NNM Market FX / Other 30.9.12

Global Asset Management

2 19

(2)

3%

billion) 569 588

(CHF

30.6.12 NNM Market FX / Other 30.9.12

Investment Bank—IBD revenues

Significant market share improvement in Advisory and Debt Capital Markets

CHF USD Comparison in USD terms

215 372 383 263 397 403 ? Advisory +36%

12% 11% – Improved rank and market share despite a

587 605 616 17% decline in global fee pool

503 522 557 – Participated in 2 of top 6 transactions

182 245 221 206 257 ? Equity capital markets (18%)

194 – Participated in 6 of the top 8 deals

144 – 2Q12 included revenue from a number

120 174 222 183 private structured transactions

206

240 ? Fixed income capital markets

(million) 201 122 167(million) 129 175 – Significant increase in DCM market

– Participated in 10 of the top 20 deals,

bookrunner

(150)(160)

(204)(213)

(288)(342) ? Other (33%)

– Increased mark-to-market losses on

3Q11 2Q12 3Q12 3Q11 2Q12 3Q12 portfolio hedges and lower fees

Advisory Equity capital markets Fixed income capital markets Other

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

Investment Bank—Equities revenues

Equities performed well

CHF USD

217% 201%

783 759 820 3

3

630 286

274 300

251 272

247

227 121 238

99

274 291

347

(million) 291 280(million) 292

125 132

(11) (89)(10)(83)

(62)(67)

3Q11 2Q12 3Q12 3Q11 2Q12 3Q12

Cash Derivatives Prime services Other

Comparison in USD terms

Cash (n/m)

Strong performance on improved client trading against a global decline in turnover (lowest market turnover since 2005)

Derivatives +80%

Improved on gains from tightening funding spreads, offsetting weaker revenues in EMEA

APAC and the Americas held up in challenging markets

2Q12 was impacted by changes in own credit methodology and corrections related to prior periods

Prime services (2%)

Steady performance as improved funding revenues offset lower revenues in securities lending

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

Investment Bank—FICC revenues

Solid result with improved revenues in Credit and Macro up 9% QoQ

CHF USD

1% 0%

1,161

1,107 1,164

1,099 107 1,107 113

113

925 106

397 510

336 396 483 425

868

745 710 731 750 767

(million)(million)

(116)(113)(117)(123)

(214)(230)

(40)(42)

3Q11 2Q12 3Q12 3Q11 2Q12 3Q12

Macro Credit Emerging Markets Other

Comparison in USD terms

Macro +2%

Strong revenue growth in FX e-trading on increased customer volumes, more than offset by impact of subdued FX markets

Improved results in long-end and non- linear interest rates

Credit +20%

Strong improvement in flow trading across all regions

Solid performance in structured credit

Emerging markets 0%

Improved performance in Latin America while EMEA continued to lag

Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation

3Q12 operating expenses

6,110

507

5,516 5,432 5,381

473 387 524 5,221 5,457

5,616 478 527 554

717 5,049 5,054 4,978

4,846

135 604 4,567 643 623

496 602

131 528 153 160

402 129 281 142 241 322

818 569 213 244 690 302

510

8,803

Of which CHF 3,045 million impairment

of goodwill and intangibles

3,042

Significant non-recurring items

WMA financial advisor compensation1

579

5,181 Contractors, other personnel expenses,

pension and other post-employment

benefit plans, social security2

WMA commitments and advances related

to recruited FAs2

Amortization of prior year awards

(discretionary bonus and other variable

1,696 1,745 1,623 compensation)2

1,739 1,747 1,646 1,738 Total variable compensation expense for the respective performance year2

million) 1,712 1,596 1,539 1,882 1,591 1,826 1,954 Salaries2

(CHF Non-personnel expenses2

(359)(75)

1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation 65

1 Grid-based financial advisor (FA) compensation and other formulaic FA compensation

2 Excluding significant non-recurring items (restructuring charges and provision releases, 1Q12 Swiss pension fund credit and 2Q12 US retiree benefit plan credit)

Exposure to eurozone countries rated lower than AAA / Aaa[1]

Our direct exposures are limited and we continue to manage them carefully

30.9.12 (CHF million)	Sovereigns[2]		Local governments		Banks		Other[3]		Total	
	Before hedges[4]	Net of hedges	Before hedges[4]	Net of hedges	Before hedges[4]	Net of hedges	Before hedges[4]	Net of hedges	Before hedges[4]	Net of hedges[5]
France	3,016	2,807	12	12	2,298	2,298	4,283	3,163	9, 608	8,280
Italy	2,601	1,273	115	115	911	911	2,342	1,755	5,969	4,053
Spain	174	174	51	51	3,057[8]	3,057	1,144	342	4,426	3,624
Austria	1,254	1,087	5	5	477	477	194	194	1,931	1,764
Ireland[6]	84	84	0	0	490	490	1,082	1,082	1,655	1,655
Belgium	921	906	0	0	146	146	103	103	1,169	1,154
Portugal	30	30	3	3	23	23	108	11	163	66
Greece	32	32	0	0	1	1	7	7	39	39
Other[7]									190	190

- The majority of our net exposure relates to counterparty risk from derivatives and securities financing (26%) and trading inventory (35%) which are carried at fair market value

1 By at least one of the major rating agencies. Refer to pages 48 to 49 of UBS's 3Q12 report for more information
2 Includes central governments, agencies and central banks
3 Includes corporates, insurance companies and funds
4 Banking products: includes loans, loan commitments and guarantees. Traded products: after master netting agreements and net of collateral. Trading inventory: net long per issuer
5 Not deducted from the "Net" exposures are total allowances and provisions of CHF 27 million (of which: Austria CHF 14 million and France CHF 7 million)
6 The majority of the Ireland exposures relates to funds and foreign bank subsidiaries
7 Includes Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia. Split by counterparty type not disclosed
8 The majority of the banking products exposure shown to Spanish banks relates to secured facilities that are collateralized by non-European sovereign debt securities

UBS
66

Tax expense

3Q12 net tax benefit of CHF 345 million

Pre-tax loss (as reported) CHF 2,516 million

Net deferred tax benefit with respect to recognition of CHF (355 million)

DTAs

Other net tax expenses in respect CHF 85 million

of 3Q12 taxable profits

Tax benefits arising from the release of provisions in respect of tax positions that had previously been uncertain CHF (75 million)

3Q12 net tax benefit CHF (345 million)

3Q12 effective tax rate 13.7%

Headcount

QoQ1

223 80

896 50 16

(1,041)

63,520 63,745

(FTEs)

30.6.12 30.9.12

Wealth Wealth Investment Global Retail & Corporate

Management Management Bank Asset Corporate Center

Americas Management

YoY1 96

(64) 14

(967) 10

65,921(1,266)

63,745

(FTEs)

30.9.11 30.9.12

(2,176)

1 3Q12 personnel allocations have increased by approximately 800 in Wealth Management, 250 in the Investment Bank and 50 in Global Asset Management, with a corresponding decrease of 1,100 in Retail & Corporate. Refer to page 8 of UBS’s 3Q12 report for more information 68

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name:	Louis Eber
Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Director

Date: October 30, 2012